UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 25, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: ANGLOGOLD ASHANTI APPOINTS RICHARD JORDINSON CHIEF OPERATING OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI APPOINTS RICHARD JORDINSON CHIEF OPERATING OFFICER
(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti is pleased to announce the appointment of Richard Jordinson as Chief Operating Officer, with effect 1 October 2023.

Richard has deep experience working across multiple jurisdictions in operating and leadership roles; he joined AngloGold Ashanti in 2012 as General Manager of Sunrise Dam, in Australia, where he was accountable for the mine strategy to transition the operation from open pit to large scale underground operation. He was previously General Manager of Resolute Mining’s Syama Gold Mine, in Mali.

In April 2017, Richard was appointed General Manager at Geita Gold Mine, AngloGold Ashanti’s largest producing asset, where he led the team in Tanzania for more than four years. During that period Geita successfully transitioned to underground production across three separate mining fronts, established a new open pit mine at Nyamulilima and almost doubled mining reserves.

Throughout that transition Geita was AngloGold Ashanti’s safest operation, breaking all previous safety records and winning the AGA Global Safety Award for three straight years. Geita is now universally regarded as one of the world’s premier Tier One gold mines with a bright future.

In 2021 Richard was appointed Senior Vice president for AngloGold Ashanti’s Ghana-Tanzania Business Unit, leading and supporting the development of a strong team across both countries to improve performance. Over this period Geita has continued to improve, Obuasi has continued to progress its ramp up toward the world-class mine it is, and Iduapriem has safely and reliably delivered to budget ahead of its proposed joint venture with Tarkwa to will create Africa’s largest gold mine.

Richard brings 38 years of industry experience to this role, earned across the Gold, Iron Ore, Nickel, Zinc and Lead mining sectors. He has with AngloGold Ashanti a proven track record of adding value to the portfolios he has helped lead by bringing new operations into production on time and on budget and overseeing complex transitions to underground mining.

Richard has a BSc ACSM Mining Degree from Camborne School of Mines in Cornwall, UK and a Western Australian First Class Mine Managers Certificate.

Richard will replace Marcelo Godoy, who since July has been the interim COO following the retirement of Ludwig Eybers.  AngloGold Ashanti would like to express the gratitude of the board and executive for the invaluable work Marcelo is doing ahead of Richard assuming the COO role, and the manner in which he has approached managing the production portfolio. Thanks are also due to Jason May who, as interim Chief Technology Officer, has done an excellent job in holding the fort for Marcelo.

ENDS

25 August 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com

Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 25, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary